UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                       SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   Amendment No. 4 (Amended)
                      September 30, 2002

              VISTA CONTINENTAL CORPORATION
                     (Name of Issuer)

              COMMON STOCK, $.001 PAR VALUE

              (Title of Class of Securities)

                        92834Q101
                      (CUSIP Number)


   LANCE N. KERR, ESQ., 155 W. WASHINGTON BLVD. # 1005
        LOS ANGELES, CA 90015   TEL. 213-741-1790
(Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications)

                      June 11, 2002
 (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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      CUSIP NO. 92834Q101                                    Page 2 of 4



                                        SCHEDULE 13D

      1     NAME OF REPORTING PERSON    ALBERTO DOCOUTO

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities
      Only)

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [ ]     (b) [ ]     (See Instructions)

      3     SEC USE ONLY

      4     SOURCE OF FUNDS (See Instructions)
               OO

      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d)OR 2(e)[  ]

      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7       SOLE VOTING POWER   33,051,428  SHARES

      8       SHARED VOTING POWER   -0- Shares

      9       SOLE DISPOSITIVE POWER 33,051,428  SHARES

      10      SHARED DISPOSITIVE POWER    -0- Shares
                                                                     -
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              33,051,428  SHARES

      12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)[ ]

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       73.2 %

      14     TYPE OF REPORTING PERSON
                                IN

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       2 OF 5  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
       ATTESTATION.

      CUSIP NO. 92834Q101                                     Page 3 of 4

      ITEM. 1  SECURITY AND ISSUER.

      The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of Vista Continental
      Corporation, a Delaware corporation. Its principal executive offices are located at 6600 W. Charleston Blvd. #118, Las Vegas,
      NV 89146.


      ITEM 2.  IDENTITY AND BACKGROUND.

      The person filing this statement is Alberto Docouto whose address is 6600 W. Charleston Blvd. #118, Las Vegas, NV 89146

      During the past five years Decouto has not been convicted in a criminal proceeding.

      During the past five years Decouto has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Effective June 11, 2002, the Issuer issued 32,997,528 shares of its common stock to Docouto as consideration for the exchange of all his issued and outstanding shares of Vista Continental Corporation, a Nevada corporation. Vista thereafter became a wholly owned subsidiary of the Issuer.

      ITEM 4.  PURPOSE OF TRANSACTION.


      Docouto has no present plans or proposals which relate to or would result in:

               (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
               (2) any material change in the present capitalization or divided policy of the Issuer;
               (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
               (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
               (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
      12(g)(4) of the Securities Exchange Act; or
               (6)     any action similar to any of those enumerated above.

      CUSIP NO. 92834Q101                                   Page 4 of 4


      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of September 30, 2002, Docouto owned of record 33,051,428 shares (73.2%) of the Issuer's common stock.

      (b) As of September 30, 2002, Docouto had the sole power to vote and dispose of 33,051,428 shares (73.2%).

      (c) During the 30 day period preceding the date of this Schedule 13D, Decouto sold no shares of the Issuer.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Docouto

      (e) Docouto continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.


      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.


      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               West Nevada Precious Metals Corporation
                               On behalf of Alberto Docouto


      Date: February 10, 2003    By:/s/ Ashak Rustom

                              -----------------------------------
                                 Ashak Rustom, Vice President-Finance